UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

 Liberty All-Star Growth Fund, Inc. (ASG)

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

529900102

(CUSIP Number)

SS&C Technologies Holdings, Inc.
Attn: SS&C General Counsel

80 Lamberton Road

Windsor, CT 06095

860-298-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 529900102

1.		NAMES OF REPORTING PERSON SS&C Technologies Holdings, Inc. I.R.S. Identification No. 71-0987913
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) ☐ 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,162,820
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,162,820
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,820
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.69%*
14.		TYPE OF REPORTING PERSON CO

*	Based on 38,017,859 shares of common stock, par value $0.10 per share (the “Common Stock”) of Liberty All-Star Growth Fund, Inc., a Maryland corporation and registered investment company (the “Fund”) outstanding as of December 31, 2019 as reported by the Fund in its Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR for the fiscal year ended December 31, 2019 (File No. 811-04537).

CUSIP No. 529900102

1.		NAMES OF REPORTING PERSON SS&C Technologies, Inc. I.R.S. Identification No. 06-1169696
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) ☐ 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,162,820
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,162,820
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,820
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.69%*
14.		TYPE OF REPORTING PERSON CO

*	Based on 38,017,859 shares of Common Stock of the Fund outstanding as of December 31, 2019 as reported by the Fund in its Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR for the fiscal year ended December 31, 2019 (File No. 811-04537).

CUSIP No. 529900102

1.		NAMES OF REPORTING PERSON DST Systems, Inc. I.R.S. Identification No. 43-1581814
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) ☐ 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,162,820
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,162,820
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,820
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.69%*
14.		TYPE OF REPORTING PERSON CO

*	Based on 38,017,859 shares of Common Stock of the Fund outstanding as of December 31, 2019 as reported by the Fund in its Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR for the fiscal year ended December 31, 2019 (File No. 811-04537).

CUSIP No. 529900102

1.		NAMES OF REPORTING PERSON West Side Investment Management, Inc. I.R.S. Identification No. 20-3477185
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) ☐ 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,162,820
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,162,820
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,820
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.69%
14.		TYPE OF REPORTING PERSON CO

*	Based on 38,017,859 shares of Common Stock of the Fund outstanding as of December 31, 2019 as reported by the Fund in its Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR for the fiscal year ended December 31, 2019 (File No. 811-04537).

Amendment No. 8 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on September 29, 2011, as amended by Amendment No. 1 thereto filed on November 23, 2011, Amendment No. 2 thereto filed on December 15, 2011, Amendment No. 3 thereto filed on December 29, 2011, Amendment No. 4 thereto filed on December 24, 2014, Amendment No. 5 thereto filed on March 14, 2016, Amendment No. 6 thereto filed on December 22, 2016 and Amendment No. 7 thereto filed on September 25, 2017 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)        SS&C Technologies Holdings, Inc., a corporation formed under the laws of the State of Delaware (“SS&C”). The principal business of SS&C is providing investment and financial services and software for the financial services and healthcare industries. The address of SS&C’s principal office is 80 Lamberton Road, Windsor, Connecticut 06095.

(ii)       SS&C Technologies, Inc., a corporation formed under the laws of the State of Delaware (“SS&C Technologies”). The principal business of SS&C Technologies is providing investment and financial services and software for the financial services and healthcare industries. The address of SS&C Technologies’ principal office is 80 Lamberton Road, Windsor, Connecticut 06095.

(iii)       DST Systems, Inc., a corporation formed under the laws of the State of Delaware (“DST”). The principal business of DST is providing sophisticated information processing and computer software products and services to support the mutual fund, investment management, insurance and healthcare industries. The address of DST’s principal office is 333 West 11th Street, Kansas City, Missouri 64105.

(iv)        West Side Investment Management, Inc., a corporation formed under the laws of the State of Nevada (“West Side”). The principal business of West Side is managing a portion of DST’s passive investment portfolio. The address of West Side’s principal office is 333 West 11th Street, Kansas City, Missouri 64105.

The reported securities are owned directly by West Side. West Side is a wholly owned subsidiary of DST, DST is a wholly owned subsidiary of SS&C Technologies, and SS&C Technologies is a wholly owned subsidiary of SS&C. As a result, DST, SS&C Technologies and SS&C may be deemed to beneficially own the reported securities. The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit I.

The name, citizenship, business address, present principal occupation or employment and the name, principal business and address of the organization in which such employment is conducted of each director and executive officer of each Reporting Person that is a corporation is listed on Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.	Interest in Securities of Issuer.

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows. For the avoidance of doubt, paragraphs (d) and (e) of the Schedule 13D are not modified hereby.

(a) through (c)

On April 16, 2018, SS&C acquired DST pursuant to an Agreement and Plan of Merger, dated as of January 11, 2018, by and among SS&C, Diamond Merger Sub, Inc., an indirect wholly owned subsidiary of SS&C and a direct wholly owned subsidiary of SS&C Technologies, and DST, pursuant to which Diamond Merger Sub, Inc. was merged with and into DST, with DST surviving as an indirect wholly owned subsidiary of SS&C and direct wholly owned subsidiary of SS&C Technologies (the “Merger”). The terms of the Merger are detailed in SS&C’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2018. Through the Merger, SS&C and SS&C Technologies became beneficial owners of 2,120,540 shares of Common Stock of the Fund owned by DST through West Side, representing an aggregate beneficial ownership of approximately 7.83% of the Fund’s then-outstanding Common Stock (based on 27,098,945 shares of Common Stock of the Fund outstanding as of March 2, 2018, as disclosed in the Schedule 14A Proxy Statement filed by the Fund with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934 on April 11, 2018).

On March 9, 2020, West Side acquired 42,280 shares of Common Stock of the Fund through the Fund’s dividend reinvestment plan, through which the Fund distributes newly issued shares of Common Stock in lieu of cash. The Fund declared the dividend of $0.13 per share on January 13, 2020, and distributed shares of Common Stock based on the lower of the Fund’s net asset value per share and the market value per share (but not less than 95% of market value) as of February 21, 2020.

Following these transactions, West Side is the beneficial owner of 2,162,820 shares of Common Stock of the Fund, representing an aggregate beneficial ownership of approximately 5.69% of the Fund's total outstanding Common Stock, based on 38,017,859 shares of Common Stock outstanding as of December 31, 2019, as disclosed by the Fund in its Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR for the fiscal year ended December 31, 2019 (File No. 811-04537).  Such securities may be deemed to be indirectly beneficially owned by SS&C, SS&C Technologies and DST by virtue of the fact that West Side is a wholly owned subsidiary of and is controlled by DST, DST is a wholly owned subsidiary of and is controlled by SS&C Technologies and SS&C Technologies is a wholly owned subsidiary of and is controlled by SS&C.

Other than the acquisition of Common Stock of the Fund on March 9, 2020 disclosed above in this Item 5, there have been no reportable transactions with respect to the Common Stock of the Fund within the last 60 days by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit I	Joint Filing Agreement among the Reporting Persons, dated as of July 13, 2020.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 13, 2020

SS&C Technologies Holdings, Inc.

By:	/s/ Patrick J. Pedonti
Name: Patrick J. Pedonti
Title: Senior Vice President, Chief Financial Officer & Treasurer

SS&C Technologies, Inc.

By:	/s/ Patrick J. Pedonti
Name: Patrick J. Pedonti
Title: Senior Vice President, Chief Financial Officer

DST Systems, Inc.

By:	/s/ Patrick J. Pedonti
Name: Patrick J. Pedonti
Title: Executive Vice President & Treasurer

West Side Investment Management, Inc.

By:	/s/ Patrick J. Pedonti
Name: Patrick J. Pedonti
Title: Vice President & Treasurer

Schedule A

Directors and Executive Officers of

SS&C Technologies Holdings, Inc.

The following table sets forth certain information with respect to the directors and executive officers of SS&C Technologies Holdings, Inc. The principal business of SS&C Technologies Holdings, Inc. is providing investment and financial services and software for the financial services and healthcare industries.

Name and Position with SS&C	Principal Business Address	Present Principal Occupation or Employment	Citizenship
William C. Stone, Chairman and Chief Executive Officer	80 Lamberton Road Windsor, Connecticut 06095	Chairman and Chief Executive Officer, SS&C	USA
Normand A. Boulanger, Vice Chair	80 Lamberton Road Windsor, Connecticut 06095	Vice Chair, SS&C	USA
Smita Conjeevaram, Director	80 Lamberton Road Windsor, Connecticut 06095	Director, SS&C	USA
Michael E. Daniels, Director	80 Lamberton Road Windsor, Connecticut 06095	Director, SS&C	USA
Jonathan E. Michael, Director	RLI Corp. 9025 N. Lindbergh Drive Peoria, IL 61615	Chairman, President and Chief Executive Officer, RLI Corp.	USA
David A. Varsano, Director	Pacific Packaging Products, Inc. 24 Industrial Way Wilmington, MA 01887	Chairman and Chief Executive Officer, Pacific Packaging Products, Inc.	USA
Michael J. Zamkow, Director	80 Lamberton Road Windsor, Connecticut 06095	Director, SS&C	USA
Rahul Kanwar, President and Chief Operating Officer	151 W 42nd Street New York, NY 10036	President and Chief Operating Officer, SS&C	USA
Patrick J. Pedonti, Senior Vice President, Chief Financial Officer and Treasurer	80 Lamberton Road Windsor, Connecticut 06095	Chief Financial Officer, SS&C	USA
Joseph J. Frank, Senior Vice President, Chief Legal Officer and Secretary	151 W 42nd Street New York, NY 10036	Chief Legal Officer, SS&C	USA
Jason White, Senior Vice President, Group General Counsel and Assistant Secretary	151 W 42nd Street New York, NY 10036	Group General Counsel, SS&C	USA
Marc Beliveau, Senior Vice President and Corporate Controller	80 Lamberton Road Windsor, Connecticut 06095	Corporate Controller, SS&C	USA
Adam Girard, Vice President of Corporate Tax	80 Lamberton Road Windsor, Connecticut 06095	Vice President of Corporate Tax, SS&C	USA

Directors and Executive Officers of

SS&C Technologies, Inc.

The following table sets forth certain information with respect to the directors and executive officers of SS&C Technologies, Inc. The principal business of SS&C Technologies, Inc. is providing investment and financial services and software for the financial services and healthcare industries.

Name and Position with SS&C Technologies	Principal Business Address	Present Principal Occupation or Employment	Citizenship
William C. Stone, Chairman, and Chief Executive Officer	80 Lamberton Road Windsor, Connecticut 06095	Chairman and Chief Executive Officer, SS&C	USA
Rahul Kanwar, Director, President and Chief Operating Officer	151 W. 42nd Street New York, NY 10036	President & Chief Operating Officer, SS&C	USA

Patrick J. Pedonti, Director, Senior Vice President and Chief Financial Officer	80 Lamberton Road Windsor, Connecticut 06095	Chief Financial Officer, SS&C	USA
Joseph J. Frank, Senior Vice President, Chief Legal Officer and Secretary	151 W. 42nd Street New York, NY 10036	Chief Legal Officer, SS&C	USA
Jason White, Senior Vice President, Group General Counsel and Assistant Secretary	151 W. 42nd Street New York, NY 10036	Group General Counsel, SS&C	USA
Anthony Caiafa, Chief Technology Officer	151 W. 42nd Street New York, NY 10036	Chief Technology Officer, SS&C	USA
Marc Beliveau, Senior Vice President and Corporate Controller	80 Lamberton Road Windsor, Connecticut 06095	Corporate Controller, SS&C	USA
Christen Bremner, Senior Vice President and General Manager, Institutional and Investment Management	50 Milk Street Massachusetts	General Manager, Institutional and Investment Management, SS&C	USA
Adam Girard, Vice President of Corporate Tax	80 Lamberton Road Windsor, Connecticut 06095	Vice President of Corporate Tax, SS&C	USA
Stephen M. Petrov, Treasurer	80 Lamberton Road Windsor, Connecticut 06095	Treasurer, SS&C	USA
Michael Sleightholme, Vice President and Managing Director – DST Business Group	151 W. 42nd Street New York, NY 10036	Managing Director – DST Business Group, SS&C	USA
Kenneth Fullerton – Vice President and Managing Director – Hedge Fund Services	151 W. 42nd Street New York, NY 10036	Managing Director – Hedge Fund Services, SS&C	USA

Directors and Executive Officers of

DST Systems, Inc.

The following table sets forth certain information with respect to the directors and executive officers of DST Systems, Inc. The principal business of DST Systems, Inc. is providing sophisticated information processing and computer software products and services to support the mutual fund, investment management, insurance and healthcare industries.

Name and Position with DST Systems	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Smita Conjeevaram, Director	80 Lamberton Road Windsor, Connecticut 06095	Director, SS&C Technologies Holdings, Inc. Director, DST Systems, Inc.	USA
Jonathan E. Michael, Director	RLI Corp. 9025 N. Lindbergh Drive Peoria, IL 61615	Chairman, President and Chief Executive Officer, RLI Corp.	USA
Patrick J. Pedonti, Director, Executive Vice President and Treasurer	80 Lamberton Road Windsor, Connecticut 06095	Chief Financial Officer, SS&C	USA
Michael Sleightholme, Director, President	151 W. 42nd Street New York, NY 10036	Managing Director – DST Business Group, SS&C	USA
David A. Varsano, Director	Pacific Packaging Products, Inc. 24 Industrial Way Wilmington, MA 01887	Chairman and Chief Executive Officer, Pacific Packaging Products, Inc.	USA
Joseph J. Frank, Executive Vice President, Chief Legal Officer and Secretary	151 W. 42nd Street New York, NY 10036	Chief Legal Officer, SS&C	USA
Jason White, Vice President and Assistant Secretary	151 W. 42nd Street New York, NY 10036	Group General Counsel, SS&C	USA
Eric Theroff, Vice President, General Counsel and Assistant Secretary	333 W 11th Street Kansas City, MO 64105	Vice President and Associate General Counsel, DST	USA
Anthony Caiafa, Chief Technology Officer	151 W. 42nd Street	Chief Technology Officer, SS&C	USA

New York, NY 10036
Adam Girard, Tax Officer	80 Lamberton Road Windsor, CT 06095	Vice President of Corporate Tax, SS&C	USA
Rahul Kanwar, Authorized Representative	151 W. 42nd Street New York, NY 10036	President and Chief Operating Officer, SS&C	USA

Directors and Executive Officers of

West Side Investment Management, Inc.

The following table sets forth certain information with respect to the directors and executive officers of West Side Investment Management, Inc. The principal business of West Side Investment Management, Inc. is managing a portion of DST Systems Inc.’s passive investment portfolio.

Name and Position with West Side	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Timothy W. Bahr, Director, Assistant Secretary and Assistant Treasurer	333 W 11th Street Kansas City, MO 64105	Vice President - Treasury and Risk Management Services, DST/SS&C	USA
Michael Sleightholme, Director and President	151 W. 42nd Street New York, NY 10036	Managing Director – DST Business Group, SS&C	USA
Patrick J. Pedonti, Director, Executive Vice President and Treasurer	80 Lamberton Road Windsor, Connecticut 06095	Chief Financial Officer, SS&C	USA
Joseph J. Frank, Executive Vice President, Chief Legal Officer and Secretary	151 W. 42nd Street New York, NY 10036	Chief Legal Officer, SS&C	USA
Jason White, Vice President and Assistant Secretary	151 W. 42nd Street New York, NY 10036	Group General Counsel, SS&C	USA
Adam Girard, Tax Officer	80 Lamberton Road Windsor, Connecticut 06095	VP of Corporate Tax, SS&C	USA